

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2016

David Shackelton
Chief Financial Officer
The Providence Service Corporation
700 Canal Street, Third Floor
Stamford, CT 06902

   Re: The Providence Service Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 11, 2016
     Form 8-K
     Filed August 1, 2016
     File No. 001-34221

Dear Mr. Shackelton:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations

1. Please quantify each of the cited factors that contributed to material changes in revenues between periods. See Item 303(a)(3)(iii) of Regulation S-K and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Note 23: Segments, page 113

2. You disclose that in prior periods all corporate direct and indirect costs were allocated to the reporting segments. In fiscal 2015 you changed your segment reporting method to

now report corporate direct and indirect costs separately, with an allocation of only direct expenses incurred by corporate on behalf of the segments. Please disclose the reason for the change as well as discuss the impact the change had on operating income (loss) for each segment. See ASC 280-10-29(b) and (d).

Form 8-K Filed August 1, 2016

Non-GAAP Financial Measures and Adjustments

3. You state that your non-GAAP measures exclude certain expenses because you believe the timing of such expenses, in part, are not driven by your core operating results. Please explain what your core operating results consist of and why the excluded expenses are not representative of your core operations.

Reconciliation of Non-GAAP Financial Measure, page 8

4. You disclose that you believe the non-GAAP measures presented, including Adjusted EPS, allow investors to gain a better understanding of the factors and trends affecting the ongoing cash earnings capabilities of your business for which capital investments are made and debt is serviced. From this it appears the non-GAAP measures are intended to be measures of liquidity. Presenting non-GAAP liquidity measures on a per share basis is not consistent with 102.05 of staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure